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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jump Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 W. Chicago Ave. Suite 825
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Hickey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jump Trading, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
COREY GAJDA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES AUG. 02, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2019

JUMP TRADING, LLC

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Jump Trading, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jump Trading, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019

(Expressed in U.S. dollars in thousands unless otherwise stated)

ASSETS		
Cash and cash equivalents	$	47,884
Securities owned, at fair value		375,931
Securities purchased under agreements to resell		67,837
Due from broker-dealers, exchanges, and clearing organizations		60,563
Rebates receivable from exchanges		6,013
Due from related parties		2,547
Memberships in exchanges, at cost (fair value $536)		536
Other assets		1,797
TOTAL ASSETS	$	**563,108**
LIABILITIES		
Due to broker-dealers, exchanges, and clearing organizations	$	108,732
Accounts payable and accrued expenses		13,130
Securities sold, not yet purchased, at fair value		228,663
Securities sold under agreements to repurchase		68,812
Due to related parties		13,258
Other liabilities		2,000
TOTAL LIABILITIES		**434,595**
MEMBER'S EQUITY		**128,513**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**563,108**

The accompanying notes are an integral part of these financial statements

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 1 Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company clears its trading activity through an affiliate and through other broker-dealers. In addition, the Company self clears some of its futures transactions. The Company is also a market maker at certain exchanges. The Company engages in various trading activities primarily in exchange traded futures, exchange traded options, exchange traded funds, equities and fixed income securities. All trading activities are proprietary and done for the benefit or loss of the member and no customer accounts are maintained.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Jump Trading Holdings, LLC ("Jump Holdings") owns 100% of the Class A shares of the Company. Holdings also owns Jump Trading International, Ltd. ("Jump International"), JTIL Services, Ltd ("JTIL Services"), Jump Trading Futures, LLC ("Jump Futures"), Jump Clearing, LLC ("Jump Clearing"), Jump Liquidity, LLC ("Jump Liquidity"), Jump Trading Global, Ltd. ("JGL"), Jump Trading Europe B.V. ("Jump Europe"), Jump Energy 2, LLC ("Jump Energy"), Jump Trading Cayman, Ltd. ("Jump Cayman"), Jump Trading Credit, Ltd. ("Jump Credit") and JTP Holdings Pte Ltd. ("JTP Holdings"). JTP Holdings is the holding company of Jump Trading Pacific Pte Ltd. ("Jump Pacific"), Jump Trading Financial India Private Limited ("Jump India") and Yue Shen Investment Advisory Services (Shanghai) Co. Ltd. ("Yue Shen").

NOTE 2 Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

The FASB issued Accounting Standards Update No. 2016- 02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the requirements of ASU No. 2016-02 (Topic 842) as of January 1, 2019. The adoption of ASU No. 2016-02 (Topic 842) did not have a material effect on the Company's financial statements.

Securities and Derivatives Transactions

Proprietary securities and futures transactions in regular way trades are recorded on the trade date. All securities are valued at fair value. Fair values of exchange traded futures are recorded in Due from or to broker-dealers, exchanges, and clearing organizations and in Due from or to related parties for the trading

(Expressed in U.S. dollars in thousands unless otherwise stated)

activity cleared through an affiliate. Fair values of exchange traded options and securities are recorded in Securities owned, at fair value or Securities sold, not yet purchased, at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition within Due to or from broker-dealers, exchanges, and clearing organizations. The amounts are presented net, by counterparty, when the Company has legal right of offset.

Rebates receivable from exchanges

As at December 31, 2019, the rebates receivable from exchanges balance of $6,013 consisted primarily of rebates due from exchanges.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and deposits with maturities of three months or less at the date of acquisition. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation up to $250. The Company has cash balances in excess of $250 with various financial institutions as of December 31, 2019. Money market funds are valued based upon net asset value (NAV) on each measurement date. As of December 31, 2019, the Company held a money market fund, Goldman Sachs Financial Square Government Fund, in the amount of $31,000.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into reverse repurchase and repurchase agreements. The Company accounts for these transactions as secured borrowings. The following table shows the Company's open securities purchased under agreements to resell and securities sold under agreements to repurchase as included in the Statement of Financial Condition:

Securities purchased under agreements to resell	$	67,837
Securities sold under agreements to repurchase		68,812

Reverse repurchase and repurchase agreements are carried at their contractual amounts plus accrued interest, which approximates fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments. The underlying securities in these transactions are generally comprised of U.S. government securities. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations can be directly affected by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities purchased under agreements to resell unless such securities are held in a counterparty's segregated account as collateral for securities purchased under agreements to resell with the counterparty.

(Expressed in U.S. dollars in thousands unless otherwise stated)

Securities Sold Not Yet Purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $228,663 in the financial statements as of December 31, 2019, at fair value. There is risk the Company may settle these obligations at amounts that may differ materially from amounts recorded and the risk is unlimited.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. The Company may enter into derivatives for economic hedging purposes. Fair value for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Memberships in Exchanges

The Company's exchange memberships are trading rights which represent the right to conduct business on the exchange. These memberships are accounted for as indefinite lived intangible assets, recorded at cost, which are reviewed annually for impairment or when events indicate there may be an impairment.

Accounts Payable and Accrued Expenses

As of December 31, 2019, accounts payable and accrued expenses consisted primarily of exchange fees payable.

Income Tax

As a limited liability company with a single owner, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with ASC 740, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more likely than not threshold.

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2016, 2017, 2018 and 2019 are also subject to examination by the relevant tax authorities.

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 3 Derivative Financial Instruments

As of December 31, 2019, the Company had the following open derivative positions:

(Number of contracts in whole numbers)

	Assets		Liabilities	
	Fair Value	**Number of Contracts**	**Fair Value**	**Number of Contracts**
Commodity futures contracts	$ 4	72	$ (14)	27
Foreign currency futures contracts	-	-	-	-
Equity futures contracts	419	2,802	(99)	364
Interest rate futures contracts	310	515	(20)	86
Options contracts	33,299	229,603	(27,584)	287,720
Total	**$ 34,032**	**232,992**	**$ (27,717)**	**288,197**

The following table represents derivative assets and liabilities on a gross basis as well as amounts that are offset on the Statement of Financial Condition:

	Gross Amount	**Gross Amount Offset**	**Net amount included on Statement of Financial Condition**
Assets			
Commodity futures contracts	$ 4	$ 4	$ -
Foreign currency futures contracts	-	-	-
Equity futures contracts	419	99	320
Interest rate futures contracts	310	20	290
Options contracts	33,299	-	33,299
Total	**$ 34,032**	**$ 123**	**$ 33,909**
Liabilities			
Commodity futures contracts	$ 14	4	10
Foreign currency futures contracts	-	-	-
Equity futures contracts	99	99	-
Interest rate futures contracts	20	20	-
Options contracts	27,584	-	27,584
Total	**$ 27,717**	**$ 123**	**$ 27,594**

NOTE 4 Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (otherwise known as the exit price). As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. The Company does not hold any Level 2 securities as at December 31, 2019.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. The Company does not hold any Level 3 securities as at December 31, 2019.

The Company's exchange-traded instruments are valued using quoted prices in active markets and are classified within Level 1 in the fair value hierarchy. Positions that are traded in the over-the-counter derivative market that are considered inactive markets are classified within Level 2 in the fair value hierarchy.

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2019.

	Fair Value	Fair Value Measurements using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial instruments at fair value:				
Equity securities	$ 285,319	$ 285,319	$ -	$ -
U.S. Treasuries	57,313	57,313	-	-
Equity options	33,299	33,299	-	-
Cash equivalents	31,000	31,000	-	-
Total financial instruments at fair value	**$ 406,931**	**$ 406,931**	**$ -**	**$ -**
Futures derivatives	$ 600	600	-	-
Securities sold, not yet purchased:				
Equity securities	$ 174,054	$ 174,054	$ -	$ -
U.S. Treasuries	27,025	27,025	-	-
Equity options	27,584	27,584	-	-
Total securities sold, not yet purchased	**$ 228,663**	**$ 228,663**	**$ -**	**$ -**

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were not measured at fair value on a recurring basis as of December 31, 2019. The carrying value of these financial assets and liabilities not measured at fair value approximates fair value due to the short-term nature of the underlying assets.

	Carrying Value	Fair Value	Fair Value Measurements using Fair Value Hierarchy		
			Level 1	Level 2	Level 3
Assets					
Cash	$ 16,884	$ 16,884	$ 16,884	$ -	$ -
Due from broker-dealers, exchanges, and clearing organizations	60,563	60,563	-	-	60,563
Total Assets	**$ 77,447**	**$ 77,447**	**$ 16,884**	**$ -**	**$ 60,563**
Liabilities					
Due to broker-dealers, exchanges, and clearing organizations	$ 108,732	$ 108,732	$ -	$ -	$ 108,732
Total Liabilities	**$ 108,732**	**$ 108,732**	**$ -**	**$ -**	**$ 108,732**

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following tables present, as of December 31, 2019, the gross liability for securities sold under repurchase agreements disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements:

	Collateral	Overnight and open	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	U.S. Treasuries	$ 68,812	$ -	$ -	$ -	$ 68,812

The following table presents the gross and net reverse repurchase agreements and repurchase agreements and the related offsetting amounts associated with collateral pledged and received at December 31, 2019:

	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition	Net amounts presented in the statement of financial condition	Fair value of securities collateral received/pledged	Net amount
Securities purchased under agreements to resell	$ 67,837	$ -	$ 67,837	$ 67,000	$ 837
Securities sold under agreements to repurchase	68,812	-	68,812	68,812	-

NOTE 5 Due From/To Broker-Dealers, Exchanges, and Clearing Organizations

The Company clears many of its proprietary transactions through other broker-dealers. The amounts payable to broker-dealers and clearing organizations are collateralized by the securities owned by the Company. Included in Due to/from broker-dealers, exchanges, and clearing organizations are deposits, margin, unsettled transactions, and variation margin. As of December 31, 2019, the Company had the following amounts Due from broker-dealers, exchanges, and clearing organizations and Due to broker-dealers, exchanges, and clearing organizations included in the Statement of Financial Condition:

	As of December 31, 2019
Due from broker-dealers, exchanges, and clearing organizations	$ 60,563
Due to broker-dealers, exchanges, and clearing organizations	108,732

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 6 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading and investment securities at fair value, as follows as of December 31, 2019:

		Securities owned, at fair value		Securities sold, not yet purchased, at fair value
Securities:				
Equity securities	$	285,319	$	174,054
Equity options		33,299		27,584
U.S. Treasuries		57,313		27,025
Total	$	**375,931**	$	**228,663**

NOTE 7 Memberships in Exchanges

The Company owns various exchange memberships at the Chicago Board of Trade ("CBOT"), and International Securities Exchange ("ISE").

		As of December 31, 2019
Exchange memberships at cost	$	536
Approximate fair value of exchange memberships		536

These exchange memberships are carried at their cost, less any recognized impairment.

NOTE 8 Related Parties

The following table presents amounts Due to and from related parties as of December 31, 2019 and Shared service expenses for the year ended December 31, 2019:

		Due to related parties		Due from related parties	
Jump Operations	$	8,227	$	-	[Note 1]
Jump Systems		5,031		-	[Note 2]
Jump Futures		-		$2,547	[Note 3]
Other affiliates		-		-	[Note 4]
Total	$	**13,258**		**$2,547**	

(Expressed in U.S. dollars in thousands unless otherwise stated)

[Note 1] The Company entered into a shared service agreement with Jump Operations, LLC ("Jump Operations") in November 2008, as amended January 1, 2018. The agreement covers trading community compensation expense, non-trading community compensation expense, and other various back office operating expenses, such as occupancy, professional services, and technology services, and is automatically renewed annually unless cancelled by either party with thirty days' notice. Under the agreement, the Company pays its portion of allocated Jump Operations expenses. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

In addition, the Company may receive amounts from, or remit amounts to, its affiliates pursuant to the transfer pricing policy of the Company and its affiliates. The transfer pricing policy is intended to ensure that the Company and its affiliates are reporting pre-tax results reflecting their respective contributions to the group.

[Note 2] The Company entered into a shared services agreement with Jump Systems, LLC ("Jump Systems") in January 2012. The agreement covers various technology infrastructure expenses and is automatically renewed annually unless cancelled by either party with sixty days' notice. Under the agreement, the Company pays its portion of Jump Systems expenses plus a mark-up. Outstanding balances are settled periodically in cash, but no less than once a quarter.

[Note 3] The Company has a clearing agreement with Jump Futures. Jump Futures provides clearing services for the Company and collects fees for these services. The Company also has cash collateral on deposit with Jump Futures to satisfy its obligations with the exchange in relation to trading activity. Cash is transferred between the entities via margin calls and margin returns on an as needed basis. The balance due from Jump Futures as of December 31, 2019 includes the cash collateral deposit and one day of future variation margin for the trading activity cleared through Jump Futures.

[Note 4] The Company has a revolving line of credit in the amount of $50,000 with its ultimate parent Jump Financial, LLC. No amounts were withdrawn or repaid under the line of credit during the year ended December 31, 2019. Additionally, no amounts were outstanding under the line of credit as of December 31, 2019. The facility is renewed each year unless notified in writing by either party.

Certain individuals who provide services to the Company are also members of an entity which has a minority ownership interest in Holdings. This entity receives an allocation of income and loss, as well as distributions, from Holdings. The Company recognizes compensation expense in the Statement of Operations for the amounts due to these individuals. As the amounts due to this entity are settled by Holdings, the Company accounts for these as non-cash capital contributions.

In addition, the Company entered into an agreement with Jump Algorithms, LLC ("Algo") on January 1, 2013, whereby the Company assigns any intellectual property created by the Company to Algo in exchange for a nonexclusive license to Algo's intellectual property.

NOTE 9 Credit Risk, Financing Risk, Market Risk and Foreign Currency Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company trades on centrally cleared exchanges as well as on other (third party and proprietary) trading platforms. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty. Included in such counterparty-related risks as well as market risks are risks associated with potential operational malfunction of the proprietary trading platform of its affiliate group that is utilized by the Company.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates that are commercially viable for the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties. Increased market risk may also require additional margin to be posted. In addition to counterparty-imposed margin requirements, as a regulated broker-dealer, the Company also must comply with SEC-mandated Net Capital rules. Noncompliance with Net Capital rules could materially negatively impact the Company.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading volumes may vary significantly on an intraday basis as a result of changing market and economic conditions. Intra-day and end-of-day positions may not be representative of trading volumes conducted by the Company during the trading day.

In regards to written options, the writer of an option is exposed to the risk of loss if the market price of the underlying asset declines (in the case of a put option) or increases (in the case of a call option). The writer of the option can never profit by more than the premium paid by the buyer but can lose an unlimited amount in the case of written call options.

The maximum financial exposure for written put options is limited to the number of contracts written and the related strike prices (assuming that the sale price of the underlying security is zero). As of December 31, 2019, the Company has as a maximum financial exposure of approximately $61,473 relating to written put option contracts. These written put option contracts have expirations from January 2020 to June 2020 as of December 31, 2019. As a result of writing option contracts, the Company is obligated to purchase or sell, at the holder's option, the underlying financial instrument. The maximum financial exposure of written put options contracts can be reduced if the Company sells short the underlying securities. As of December 31, 2019, the Company's purchased put options of the same

(Expressed in U.S. dollars in thousands unless otherwise stated)

underlying security as the written put options may reduce its maximum financial exposure. The fair value of these written put contracts as of December 31, 2019 is $5,794.

The Company relies on service providers, including some of which are affiliates of the Company, that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-U.S. currencies, securities that are denominated in non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

NOTE 10 Contingencies and Commitments

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business. The Company entered into an uncollateralized letter of credit provided to one of its venues with an amount of $4,500.

NOTE 11 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2019, the Company had net capital of $74,625, which was $72,866 in excess of its required net capital of $1,759. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

NOTE 12 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements.